EXHIBIT 99.1

Student Transportation Inc. CEO to Appear on Canadian Business News Network’s (BNN) Television Program “The Close”

Discussion to Include the Company’s Solid Financial Performance and Future Outlook

WALL, N.J., June 13, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (TSX:STB) (NASDAQ:STB) (“STI” or “the Company”), North America's largest independent and most trusted provider of school bus transportation and management services, announced today that its Chairman and CEO, Denis Gallagher, will appear on Business News Network’s (BNN), The Close hosted by Michael Hainsworth today, Monday, June 13th at 4:10 p.m. ET/1:10 p.m. PT, to discuss STI’s fiscal year 2016 third quarter performance and the North American school bus transportation industry. Mr. Gallagher will also discuss the benefits the Company is realizing from the deployment of leading edge telematics systems throughout its fleet, which will continue to create operating efficiencies, reduce costs and most importantly, enhance service and safety for school districts and students across North America as it becomes more logistics-oriented.

“I always enjoy getting the chance to update BNN viewers on our Company, our people and our steady financial performance. We have been busy developing and implementing various business strategies for driving both top and bottom line growth,” stated Mr. Gallagher. “With seven percent revenue growth this fiscal year and new business units coming on board in our Managed Service Group along with new contract awards and renewals, we are very optimistic about our prospects for delivering another seven percent plus increased performance in fiscal 2017 beginning this July. Our Board of Directors also recently authorized our 141st consecutive monthly dividend payment and we will celebrate our 12-year anniversary of being listed on the Toronto Stock Exchange this coming December.”

The Close is Canada's leading business newscast, providing a complete roundup of the day's most important events. Once the trading day ends, Michael Hainsworth provides comprehensive coverage of all the market, company and economic news of note, along with outstanding analysis and insight.

The interview will be archived and can be viewed on the BBN website as well as STI’s website at www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating more than 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company Contact:
Doug Coupe
Director of Communications & Investor Relations
843.884.2720
dcoupe@ridesta.com